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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
NOV 2 7 2002

SEC FILE NUMBER
8- 48215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10-01-01_____ AND ENDING ____9-30-02____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey, Thomas, Hoover & Breault, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E Central, Suite 200
(No. and Street)

Wichita   Kansas   67206
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Breault   (316) 634-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanneman & Hewitt, PA
(Name – if individual, state last, first, middle name)

229 E William, Suite 310, Wichita   Kansas   67202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Jeffrey Breault_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Carey, Thomas, Hoover & Breault, Inc._____, as of ___September 30_____, 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

VONNA L. PEERSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11-7-2005

_____
Signature

Vice President/Secretary
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX



HANNEMAN & HEWITT PA

Certified Public Accountants

Delbert W. Hanneman, CPA
Scott R. Hewitt, CPA

Members
American Institute of
Certified Public
Accountants

Kansas Society of
Certified Public
Accountants

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500
FAX (316) 269-2005

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2002, and the related statements of operations and changes in accumulated earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hanneman + Hewitt, PA

November 25, 2002

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Current Assets

Cash	$	28,347
Cash deposits with clearing organization		50,040
Receivable from broker-dealers and clearing organization		48,989
Marketable securities at market value		9
Stockholder advance		1,865
Prepaid income taxes		2,740
Deferred income tax asset		251
Total Current Assets	$	132,241
Total Assets	$	132,241

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Commissions payable	$	39,332
Payroll taxes payable		13,362
Cafeteria plan payable		2,303
Total Current Liabilities	$	54,997

Stockholders' Equity

Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		62,954
Accumulated earnings		13,290
Total Stockholders' Equity		77,244
Total Liabilities and Stockholders' Equity	$	132,241

The accompanying notes are an integral part of these financial statements.

-2-

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues

Commissions	$ 1,574,015	
Interest income	30,418	
Unrealized loss on marketable securities	(1)	
Other income	7,336	
Total Revenues		$ 1,611,768

Operating Expenses

Officers salaries	582,414	
Sales salaries	219,251	
Employee salaries	82,648	
Payroll taxes	43,955	
Commissions	198,417	
Pension plan contributions	3,596	
Management fees	262,633	
Clearance paid	53,662	
Auto expense	18,000	
Communication expense	18,519	
Insurance expense	77,805	
Quotation expense	20,888	
Licenses and fees	6,591	
Research and subscriptions	13,439	
Miscellaneous	2,083	
Total Operating Expenses		1,603,901
Income Before Income Taxes		7,867

Provision for Income Taxes

Current tax expense resulting from change in prior year valuation allowance	(1,835)	
Deferred tax benefit of loss from continuing operations	251	
Total Provision for Income Taxes		(1,584)
Net Income		6,283
Accumulated Earnings, Beginning of Year		7,007
Accumulated Earnings , End of Year		$ 13,290

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 62,954	$ 7,007	$ 70,961
Capital contributions	-	-	-	-
Net income (loss)	-	-	6,283	6,283
Balance, End of Year	$ 1,000	$ 62,954	$ 13,290	$ 77,244

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash Flows From Operating Activities

Net income (loss) for the year	$	6,283
Adjustments to reconcile net income		
to net cash used by operating activities:		
Unrealized loss on marketable securities		1
Deferred income tax benefit		1,585
(Increase) decrease in:		
Receivable from broker-dealers		
and clearing organization		(48,989)
Stockholder advance		(1,865)
Prepaid income taxes		(2,740)
Increase (decrease) in:		
Accounts payable		(3,000)
Commissions payable		39,332
Income tax payable		(1,295)
Payroll taxes payable		(7,020)
Retirement plan payable		(4,652)
Cafeteria plan payable		2,303

Net Cash Used by Operating Activities	$	(20,057)
Cash Flows From Investing Activities		0
Cash Flows From Financing Activities		0
Net Decrease in Cash		(20,057)
Cash at Beginning of Year		98,444
Cash at End of Year	$	78,387

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

Federal and state income tax estimates	$2,740

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity
Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity, and life insurance contract commissions make up the Company's revenues. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are exclusively held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition
Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Marketable Securities
Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Advertising Costs
Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, secretarial, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month to month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies and are expensed by the Company when due. The Company expensed $262,633 under this agreement during the year ended September 30, 2002.

Advances of commissions earned were made to one of the corporation's stockholders during the year. At September 30, 2002, the balance of the advance due to the Corporation was $1,865.

NOTE C - INCOME TAXES

Temporary differences between income tax and financial reporting purposes relate primarily to the differences between the recognition of losses on marketable securities and net operating loss carryforwards, which are currently deductible for financial statement purposes but not for income tax purposes:

Federal and state net operating loss carryforward	$ 251
Loss on marketable security	1,835
Total deferred tax asset	2,086
Less: valuation allowance	1,835
Net deferred tax asset	$ 251

The Company incurred federal and state income tax expense of $1,584 for September 30, 2002. The expense resulted from a change in the amount of the valuation allowance applied to the loss on the Company's marketable security. It is believed that the Company will never realize a tax benefit from the loss.

The federal and state net operating loss carryforward balance is to be applied against future taxable income.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2002, the Company had net capital of $66,895 which was $16,895 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.82 to 1.

NOTE E - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan so the employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $3,596 to the 401(k) plan to supplement employee contributions. The current discretionary formula used by the Company as of January 1, 2002, is 0%.

The Company established a IRC section 125 Flexible Benefits Plan on June 1, 2002. The benefits offered are:

> Health and Accidental Insurance Premium Payment Plan
> Group Term Life Insurance Premium Payment Plan
> Dependent Care Reimbursement Plan ($5,000 annual maximum benefit)

Employees are eligible to participate the first day of the month following 90 days of employment.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

Net Capital

Total Stockholders' Equity	$	77,244
Deduct stockholders' equity not allowed for net capital		0
Total Stockholders' Equity Qualified for Net Capital		77,244
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other deductions or credits		0
Total Capital and Allowable Subordinated Liabilities		77,244
Deductions and/or Other Charges:		
A. Non-allowable assets:		
Clearing deposit interest receivable		(40)
Nonallowable receivable from broker-dealer		(5,452)
Receivable from non-customers		(1,865)
Deferred income tax asset		(251)
Prepaid income tax		(2,740)
B. Secured demand not deficiency		0
C. Commodity futures contracts and spot commodities		0
D. Other deductions and/or charges		0
Net Capital Before Haircuts on Securities Position		66,896
Haircuts on Securities:		
A. Contractual securities commitments		0
B. Deficit in securities collateralizing demand notes		0
C. Trading and investment securities		0
1. Exempted securities		0
2. Debt securities		0
3. Options		0
4. Other securities		(2)
D. Undue concentrations		0
E. Other		0
Net Capital	$	66,894

Aggregate Indebtedness

Accounts payable	$	39,332
Payroll taxes payable		13,362
Cafeteria plan payable		2,303
Total Aggregate Indebtedness	$	54,997
Percentage of Aggregate Indebtedness to Net Capital		82.22%

Computation of Basic Net Capital Requirement

Minimum of Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Excess Net Capital	$	16,894
Excess Net Capital at 1000%	$	61,394
Excess Net Capital at 1500%	$	63,228

Reconcilation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditors' report.

-9-

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.



HANNEMAN
& HEWITT
PA

Certified Public
Accountants

Delbert W. Hanneman,
CPA
Scott R. Hewitt,
CPA

Members
American Institute of
Certified Public
Accountants

Kansas Society of
Certified Public
Accountants

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500
FAX (316) 269-2005

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.



In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Hanneman + Hewitt, PA

Hanneman & Hewitt, PA
Wichita, KS
November 25, 2002